Exhibit No. 12

THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Nine Months Ended
	September 30,
	2004	2003
Income before income taxes	$1,833.1	$1,333.2

Fixed Charges:
Interest and amortization on indebtedness	63.6	72.7
Portion of rents representative of the interest factor	6.6	5.5

Total fixed charges	70.2	78.2

Total income available for fixed charges[1]	$1,900.2	$1,410.7

Ratio of earnings to fixed charges	27.1	18.0

1 Excludes interest capitalized, net of amortized interest, of $3.1 million and $.7 million for the nine months ended September 30, 2004 and 2003, respectively.